UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Amendment No. 4

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Vertiv Holdings Co

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

92537N 108

(CUSIP Number)

VPE Holdings, LLC

360 North Crescent Drive, South Building

Beverly Hills, CA 90210

310-712-1850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92537N 108	13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS VPE Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 37,955,215 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 37,955,215 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,955,215 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Represents (a) 37,955,215 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Vertiv Holdings Co (formerly known as GS Acquisition Holdings Corp, the “Issuer”) owned directly by VPE Holdings, LLC (“VPE”). Excludes any shares of Class A Common Stock owned by GS Sponsor LLC (“GS Sponsor”) and Cote SPAC 1 LLC (“Cote Investor” and, together with GS Sponsor, the “Other Stockholders Agreement Parties”). VPE, GS Sponsor, Cote Investor and the Issuer are parties to that certain Stockholders Agreement, dated as of February 7, 2020 (the “Stockholders Agreement”), pursuant to which the parties have agreed to certain matters relating to the composition of the Issuer’s board of directors and transfer restrictions on the shares of Class A Common Stock owned by VPE. VPE hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by the Other Stockholders Agreement Parties. Also excludes options to purchase an aggregate of 154,588 shares of Class A Common Stock awarded by the Issuer to members of its board of directors designated by VPE pursuant to the Stockholders Agreement who are employees of affiliates of VPE and hold such securities for the benefit of VPE. Of such options, options to purchase 19,322 shares are presently exercisable and options to purchase 135,266 shares are not currently exercisable within 60 days.

CUSIP No. 92537N 108	13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS Vertiv JV Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 37,955,215 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 37,955,215 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,955,215 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Represents 37,955,215 shares of Class A Common Stock owned directly by VPE. Vertiv JV Holdings, LLC (“JV”) owns a majority of the outstanding equity interests of VPE and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly by VPE. Excludes any shares of Class A Common Stock owned by the Other Stockholders Agreement Parties. VPE, GS Sponsor, Cote Investor and the Issuer are parties to the Stockholders Agreement, pursuant to which the parties have agreed to certain matters relating to the composition of the Issuer’s board of directors and transfer restrictions on the shares of Class A Common Stock owned by VPE. JV hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by the Other Stockholders Agreement Parties. Also excludes options to purchase an aggregate of 154,588 shares of Class A Common Stock awarded by the Issuer to members of its board of directors designated by VPE pursuant to the Stockholders Agreement who are employees of affiliates of VPE and hold such securities for the benefit of VPE. Of such options, options to purchase 19,322 shares are presently exercisable and options to purchase 135,266 shares are not currently exercisable within 60 days.

CUSIP No. 92537N 108	13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS PE Vertiv Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 37,955,215 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 37,955,215 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,955,215 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Represents 37,955,215 shares of Class A Common Stock owned directly by VPE. PE Vertiv Holdings, LLC (“PE Vertiv”) owns a majority of the outstanding equity interests of JV, which, in turn, owns a majority of the outstanding equity interests of VPE, and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly by VPE. Excludes any shares of Class A Common Stock owned by the Other Stockholders Agreement Parties. VPE, GS Sponsor, Cote Investor and the Issuer are parties to the Stockholders Agreement, pursuant to which the parties have agreed to certain matters relating to the composition of the Issuer’s board of directors and transfer restrictions on the shares of Class A Common Stock owned by VPE. PE Vertiv hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by the Other Stockholders Agreement Parties. Also excludes options to purchase an aggregate of 154,588 shares of Class A Common Stock awarded by the Issuer to members of its board of directors designated by VPE pursuant to the Stockholders Agreement who are employees of affiliates of VPE and hold such securities for the benefit of VPE. Of such options, options to purchase 19,322 shares are presently exercisable and options to purchase 135,266 shares are not currently exercisable within 60 days.

CUSIP No. 92537N 108	13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS Platinum Equity Investment Holdings III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 37,955,215 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 37,955,215 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,955,215 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Represents 37,955,215 shares of Class A Common Stock owned directly by VPE. JV owns a majority of the outstanding equity interests of VPE, and PE Vertiv owns a majority of the outstanding equity interests of JV. PE Vertiv is directly owned by six private equity investment funds (the “Funds”), none of which Funds individually has the power to direct the voting or disposition of shares beneficially owned. Platinum Equity Investment Holdings III, LLC (“Holdings III”) is the managing member of one of the Funds and the managing member of the general partner of four of the Funds. Through such positions, Holdings III has the indirect power to direct the voting of a majority of the outstanding equity interests of PE Vertiv, and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly by VPE. Excludes any shares of Class A Common Stock owned by the Other Stockholders Agreement Parties. VPE, GS Sponsor, Cote Investor and the Issuer are parties to the Stockholders Agreement, pursuant to which the parties have agreed to certain matters relating to the composition of the Issuer’s board of directors and transfer restrictions on the shares of Class A Common Stock owned by VPE. Holdings III hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by the Other Stockholders Agreement Parties. Also excludes options to purchase an aggregate of 154,588 shares of Class A Common Stock awarded by the Issuer to members of its board of directors designated by VPE pursuant to the Stockholders Agreement who are employees of affiliates of VPE and hold such securities for the benefit of VPE. Of such options, options to purchase 19,322 shares are presently exercisable and options to purchase 135,266 shares are not currently exercisable within 60 days.

CUSIP No. 92537N 108	13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS Platinum Equity InvestCo, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 37,955,215 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 37,955,215 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,955,215 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON PN

(1)

Represents 37,955,215 shares of Class A Common Stock owned directly by VPE. JV owns a majority of the outstanding equity interests of VPE, and PE Vertiv owns a majority of the outstanding equity interests of JV. PE Vertiv is directly owned by the six Funds, none of which Funds individually has the power to direct the voting or disposition of shares beneficially owned. Holdings III is the managing member of one of the Funds and the managing member of the general partner of four of the Funds. Platinum Equity InvestCo, L.P. (“InvestCo LP”) owns all of the economic interests in Holdings III. Accordingly, InvestCo LP may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly by VPE. Excludes any shares of Class A Common Stock owned by the Other Stockholders Agreement Parties. VPE, GS Sponsor, Cote Investor and the Issuer are parties to the Stockholders Agreement, pursuant to which the parties have agreed to certain matters relating to the composition of the Issuer’s board of directors and transfer restrictions on the shares of Class A Common Stock owned by VPE. InvestCo LP hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by the Other Stockholders Agreement Parties. Also excludes options to purchase an aggregate of 154,588 shares of Class A Common Stock awarded by the Issuer to members of its board of directors designated by VPE pursuant to the Stockholders Agreement who are employees of affiliates of VPE and hold such securities for the benefit of VPE. Of such options, options to purchase 19,322 shares are presently exercisable and options to purchase 135,266 shares are not currently exercisable within 60 days.

CUSIP No. 92537N 108	13D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS Platinum Equity Investment Holdings IC (Cayman), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 37,955,215 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 37,955,215 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,955,215 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Represents 37,955,215 shares of Class A Common Stock owned directly by VPE. JV owns a majority of the outstanding equity interests of VPE, and PE Vertiv owns a majority of the outstanding equity interests of JV. PE Vertiv is directly owned by the six Funds, none of which Funds individually has the power to direct the voting or disposition of shares beneficially owned. Holdings III is the managing member of one of the Funds and the managing member of the general partner of four of the Funds. InvestCo LP owns all of the economic interests in Holdings III. Platinum Equity Investment Holdings IC (Cayman), LLC (“Cayman Holdings”) is the general partner of InvestCo LP. Accordingly, Cayman Holdings may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly by VPE. Excludes any shares of Class A Common Stock owned by the Other Stockholders Agreement Parties. VPE, GS Sponsor, Cote Investor and the Issuer are parties to the Stockholders Agreement, pursuant to which the parties have agreed to certain matters relating to the composition of the Issuer’s board of directors and transfer restrictions on the shares of Class A Common Stock owned by VPE. Cayman Holdings hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by the Other Stockholders Agreement Parties. Also excludes options to purchase an aggregate of 154,588 shares of Class A Common Stock awarded by the Issuer to members of its board of directors designated by VPE pursuant to the Stockholders Agreement who are employees of affiliates of VPE and hold such securities for the benefit of VPE. Of such options, options to purchase 19,322 shares are presently exercisable and options to purchase 135,266 shares are not currently exercisable within 60 days.

CUSIP No. 92537N 108	13D	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS Platinum InvestCo (Cayman), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 37,955,215 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 37,955,215 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,955,215 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON OO (Cayman limited liability company)

(1)

Represents 37,955,215 shares of Class A Common Stock owned directly by VPE. JV owns a majority of the outstanding equity interests of VPE, and PE Vertiv owns a majority of the outstanding equity interests of JV. PE Vertiv is directly owned by the six Funds, none of which Funds individually has the power to direct the voting or disposition of shares beneficially owned. Holdings III is the managing member of one of the Funds and the managing member of the general partner of four of the Funds. InvestCo LP owns all of the economic interests in Holdings III. Platinum InvestCo (Cayman), LLC (“InvestCo Cayman”) holds a controlling interest in InvestCo LP. Accordingly, InvestCo Cayman may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly by VPE. Excludes any shares of Class A Common Stock owned by the Other Stockholders Agreement Parties. VPE, GS Sponsor, Cote Investor and the Issuer are parties to the Stockholders Agreement, pursuant to which the parties have agreed to certain matters relating to the composition of the Issuer’s board of directors and transfer restrictions on the shares of Class A Common Stock owned by VPE. InvestCo Cayman hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by the Other Stockholders Agreement Parties. Also excludes options to purchase an aggregate of 154,588 shares of Class A Common Stock awarded by the Issuer to members of its board of directors designated by VPE pursuant to the Stockholders Agreement who are employees of affiliates of VPE and hold such securities for the benefit of VPE. Of such options, options to purchase 19,322 shares are presently exercisable and options to purchase 135,266 shares are not currently exercisable within 60 days.

CUSIP No. 92537N 108	13D	Page 9 of 14 Pages

1	NAME OF REPORTING PERSONS Platinum Equity Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 37,955,215 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 37,955,215 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,955,215 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Represents 37,955,215 shares of Class A Common Stock owned directly by VPE. JV owns a majority of the outstanding equity interests of VPE, and PE Vertiv owns a majority of the outstanding equity interests of JV. PE Vertiv is directly owned by the six Funds, none of which Funds individually has the power to direct the voting or disposition of shares beneficially owned. Holdings III is the managing member of one of the Funds and the managing member of the general partner of four of the Funds. InvestCo LP owns all of the economic interests in Holdings III. Cayman Holdings is the general partner of InvestCo LP. Platinum Equity Investment Holdings, LLC (“Holdings”) is the sole member of Cayman Holdings. Accordingly, Holdings may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly by VPE. Excludes any shares of Class A Common Stock owned by the Other Stockholders Agreement Parties. VPE, GS Sponsor, Cote Investor and the Issuer are parties to the Stockholders Agreement, pursuant to which the parties have agreed to certain matters relating to the composition of the Issuer’s board of directors and transfer restrictions on the shares of Class A Common Stock owned by VPE. Holdings hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by the Other Stockholders Agreement Parties. Also excludes options to purchase an aggregate of 154,588 shares of Class A Common Stock awarded by the Issuer to members of its board of directors designated by VPE pursuant to the Stockholders Agreement who are employees of affiliates of VPE and hold such securities for the benefit of VPE. Of such options, options to purchase 19,322 shares are presently exercisable and options to purchase 135,266 shares are not currently exercisable within 60 days.

CUSIP No. 92537N 108	13D	Page 10 of 14 Pages

1	NAME OF REPORTING PERSONS Platinum Equity Investment Holdings Manager III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 37,955,215 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 37,955,215 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,955,215 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Represents 37,955,215 shares of Class A Common Stock owned directly by VPE. JV owns a majority of the outstanding equity interests of VPE, and PE Vertiv owns a majority of the outstanding equity interests of JV. PE Vertiv is directly owned by the six Funds, none of which Funds individually has the power to direct the voting or disposition of shares beneficially owned. Holdings III is the managing member of one of the Funds and the managing member of the general partner of four of the Funds. Platinum Equity Investment Holdings Manager III, LLC (“Manager III”) is the managing member of Holdings III. Through such position, Manager III has the indirect power to direct the voting of a majority of the outstanding equity interests of PE Vertiv, and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly by VPE. Excludes any shares of Class A Common Stock owned by the Other Stockholders Agreement Parties. VPE, GS Sponsor, Cote Investor and the Issuer are parties to the Stockholders Agreement, pursuant to which the parties have agreed to certain matters relating to the composition of the Issuer’s board of directors and transfer restrictions on the shares of Class A Common Stock owned by VPE. Manager III hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by the Other Stockholders Agreement Parties. Also excludes options to purchase an aggregate of 154,588 shares of Class A Common Stock awarded by the Issuer to members of its board of directors designated by VPE pursuant to the Stockholders Agreement who are employees of affiliates of VPE and hold such securities for the benefit of VPE. Of such options, options to purchase 19,322 shares are presently exercisable and options to purchase 135,266 shares are not currently exercisable within 60 days.

CUSIP No. 92537N 108	13D	Page 11 of 14 Pages

1	NAME OF REPORTING PERSONS Platinum Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 37,955,215 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 37,955,215 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,955,215 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Represents 37,955,215 shares of Class A Common Stock owned directly by VPE. JV owns a majority of the outstanding equity interests of VPE, and PE Vertiv owns a majority of the outstanding interests of JV. PE Vertiv is directly owned by the six Funds, none of which Funds individually has the power to direct the voting or disposition of shares beneficially owned. Holdings III is the managing member of one of the Funds and the managing member of the general partner of four of the Funds. Through such positions, Holdings III has the indirect power to direct the voting of a majority of the outstanding equity interests of PE Vertiv. Manager III is the managing member of Holdings III. Platinum Equity, LLC (“Platinum”) is the sole member of Manager III. Platinum also indirectly controls the other funds that own equity interests of PE Vertiv. Accordingly, Platinum may be deemed to beneficially own the shares owned directly by VPE. Excludes any shares of Class A Common Stock owned by the Other Stockholders Agreement Parties. VPE, GS Sponsor, Cote Investor and the Issuer are parties to the Stockholders Agreement, pursuant to which the parties have agreed to certain matters relating to the composition of the Issuer’s board of directors and transfer restrictions on the shares of Class A Common Stock owned by VPE. Platinum hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by the Other Stockholders Agreement Parties. Also excludes options to purchase an aggregate of 154,588 shares of Class A Common Stock awarded by the Issuer to members of its board of directors designated by VPE pursuant to the Stockholders Agreement who are employees of affiliates of VPE and hold such securities for the benefit of VPE. Of such options, options to purchase 19,322 shares are presently exercisable and options to purchase 135,266 shares are not currently exercisable within 60 days.

CUSIP No. 92537N 108	13D	Page 12 of 14 Pages

1	NAME OF REPORTING PERSONS Tom Gores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 37,955,215 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 37,955,215 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,955,215 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON IN

(1)

Represents 37,955,215 shares of Class A Common Stock owned directly by VPE. JV owns a majority of the outstanding equity interests of VPE, and PE Vertiv owns a majority of the outstanding interests of JV. PE Vertiv is directly owned by the six Funds, none of which Funds individually has the power to direct the voting or disposition of shares beneficially owned. Holdings III is the managing member of one of the Funds and the managing member of the general partner of four of the Funds. Manager III is the managing member of Holdings III. Platinum is the sole member of Manager III. Platinum also indirectly controls the other funds that own equity interests of PE Vertiv. Mr. Tom Gores is the beneficial owner of Platinum. Accordingly, Mr. Gores may be deemed to beneficially own the shares owned directly by VPE. Excludes any shares of Class A Common Stock owned by the Other Stockholders Agreement Parties. VPE, GS Sponsor, Cote Investor and the Issuer are parties to the Stockholders Agreement, pursuant to which the parties have agreed to certain matters relating to the composition of the Issuer’s board of directors and transfer restrictions on the shares of Class A Common Stock owned by VPE. Mr. Tom Gores hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by the Other Stockholders Agreement Parties. Also excludes options to purchase an aggregate of 154,588 shares of Class A Common Stock awarded by the Issuer to members of its board of directors designated by VPE pursuant to the Stockholders Agreement who are employees of affiliates of VPE and hold such securities for the benefit of VPE. Of such options, options to purchase 19,322 shares are presently exercisable and options to purchase 135,266 shares are not currently exercisable within 60 days.

Page 13 of 14 Pages

Explanatory Note

This Amendment No. 4 (“Amendment No. 4”) amends the Schedule 13D originally filed on February 21, 2020 and amended by Amendment No. 1 thereto on August 21, 2020, Amendment No. 2 thereto on November 19, 2020 and Amendment No. 3 thereto on March 3, 2021 (as amended, the “Schedule 13D”) jointly by VPE Holdings, LLC (“VPE”), Vertiv JV Holdings, LLC (“JV”), PE Vertiv Holdings, LLC (“PE Vertiv”), Platinum Equity Investment Holdings III, LLC (“Holdings III”), Platinum Equity InvestCo, L.P. (“InvestCo LP”), Platinum Equity Investment Holdings IC (Cayman), LLC (“Cayman Holdings”), Platinum InvestCo (Cayman), LLC (“InvestCo Cayman”), Platinum Equity Investment Holdings, LLC (“Holdings”), Platinum Equity Investment Holdings Manager III, LLC (“Manager III”), Platinum Equity, LLC (“Platinum”) and Mr. Tom Gores (each, a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of the Class A common stock, par value $0.0001 per share (“Class A Common Stock”) of Vertiv Holdings Co (formerly known as GS Acquisition Holdings Corp, the “Issuer”). Capitalized terms used herein but not defined herein shall have the meaning attributed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented as follows:

On November 4, 2021, VPE sold 21,925,000 shares of Class A Common Stock in an underwritten offering at a price of $24.8257 per share.

Item 5. Interest in Securities of the Issuer

Items 5(a)-(c) are hereby amended and supplemented as follows:

(a)-(b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 352,591,505 shares of Class A Common Stock outstanding as of October 29, 2021, as reported in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed by the Issuer with the SEC on November 1, 2021.

Page 14 of 14 Pages

Reporting Person	Number of Shares Beneficially Owned	Percentage Beneficially Owned	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
VPE Holdings, LLC	37,955,215	10.8%	0	37,955,215	0	37,955,215
Vertiv JV Holdings, LLC	37,955,215	10.8%	0	37,955,215	0	37,955,215
PE Vertiv Holdings, LLC	37,955,215	10.8%	0	37,955,215	0	37,955,215
Platinum Equity Investment Holdings III, LLC	37,955,215	10.8%	0	37,955,215	0	37,955,215
Platinum Equity InvestCo, L.P.	37,955,215	10.8%	0	37,955,215	0	37,955,215
Platinum Equity Investment Holdings IC (Cayman), LLC	37,955,215	10.8%	0	37,955,215	0	37,955,215
Platinum InvestCo (Cayman), LLC	37,955,215	10.8%	0	37,955,215	0	37,955,215
Platinum Equity Investment Holdings, LLC	37,955,215	10.8%	0	37,955,215	0	37,955,215
Platinum Equity Investment Holdings Manager III, LLC	37,955,215	10.8%	0	37,955,215	0	37,955,215
Platinum Equity, LLC	37,955,215	10.8%	0	37,955,215	0	37,955,215
Tom Gores	37,955,215	10.8%	0	37,955,215	0	37,955,215

Also excludes options to purchase an aggregate of 154,588 shares of Class A Common Stock awarded by the Issuer to members of its board of directors designated by VPE pursuant to that certain Stockholders Agreement, dated as of February 7, 2020, by and among VPE, GS Sponsor LLC (“GS Sponsor”), Cote SPAC 1 LLC (“Cote Investor” and, together with GS Sponsor, the “Other Stockholders Agreement Parties”) and the Issuer (the “Stockholders Agreement”), pursuant to which the parties have agreed to certain matters relating to the composition of the Issuer’s board of directors and transfer restrictions on the shares of Class A Common Stock owned by VPE. Such directors are employees of affiliates of VPE and hold such securities for the benefit of VPE. Of such options, options to purchase 19,322 shares are presently exercisable and options to purchase 135,266 shares are not currently exercisable within 60 days.

Each of the Reporting Persons hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the aggregate of 15,930,411 shares of Class A Common Stock held by the Other Stockholders Agreement Parties.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Class A Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2021

VPE HOLDINGS, LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

VERTIV JV HOLDINGS, LLC

By: PLATINUM EQUITY PARTNERS IV, L.P., its manager

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PE VERTIV HOLDINGS, LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS III, LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY INVESTCO, L.P.

By: PLATINUM EQUITY INVESTMENT HOLDINGS IC (CAYMAN), LLC, its general partner

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS IC (CAYMAN), LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM INVESTCO (CAYMAN), LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS, LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS III MANAGER, LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY, LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

TOM GORES

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: Attorney-in-Fact